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                                                                    Exhibit 99

NEWS RELEASE

                                              FOR FURTHER INFORMATION:
                                              CONTACT:

                                              Elizabeth A. Sharp
                                              Vice President Corporate Relations

                                              (602) 389-8833

                                              THREE-FIVE SYSTEMS, INC.

                                              1600 North Desert Drive
                                              Tempe, AZ 85281-1230

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            THREE-FIVE SYSTEMS, INC. ADOPTS STOCKHOLDERS' RIGHTS PLAN

TEMPE, AZ - May 10, 2001 -- Three-Five Systems, Inc. (NYSE: TFS) today announced that its board of directors has adopted a Stockholders' Rights Plan (the "Rights Plan"). Under the Plan, Three-Five will issue a dividend of one Preferred Share Purchase Right for each share of common stock of the company held by stockholders of record as of the close of business on May 14, 2001. Each Right will entitle shareholders to buy one one-thousandth of a share of newly created Series A Junior Participating Preferred Stock of the Company at an exercise price of $120.00 (subject to adjustment).

Jack L. Saltich, President and Chief Executive Officer of Three-Five Systems commented, "The Rights Plan is designed to assure that all of the Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company, and to guard against coercive or unfair tactics to gain control of the Company without paying all shareholders a premium for that control. The Rights are not being adopted in response to any specific takeover threat, but are a response to the general takeover environment and volatility in the stock markets."

The company stated that the Rights Plan is similar to those adopted by many other public companies. The Rights are intended to enable the Company's shareholders to realize the long-term value of their investment in the Company. They will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board of Directors prior to attempting a takeover.

In general, the stock purchase Rights become exercisable when a person or group acquires 15% or more of the company's common stock or a tender offer or exchange offer for 15% or more of the company's common stock is announced or commenced. The company's board of directors may redeem the stock purchase Rights at $0.01 per stock purchase right at any time before any person or group acquires 15% or more of the outstanding common stock of the company. Until the stock purchase Rights become exercisable, outstanding common stock certificates, together with a summary of the stock purchase Rights will evidence the stock purchase Rights.

The dividend distribution will be made on May 29, 2001, payable to shareholders of record as of May 14, 2001. The Rights will expire in ten years. The adoption of the Rights Plan and the distribution of the Rights are not dilutive, do not affect reported earnings per share, and are not taxable to shareholders. A copy of the complete Rights Plan will be included with the appropriate filings with the Securities and Exchange Commission.

ABOUT THREE-FIVE SYSTEMS, INC.(R)

Three-Five Systems, Inc. (NYSE: TFS) is a recognized leader in the design and manufacture of liquid crystal display (LCD) modules and technology for OEM customers in wireless communications and data collection, medical electronics, and other commercial and consumer device marketplaces. The company
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Three-Five Systems
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has also developed LCoS(TM) (Liquid Crystal on Silicon) microdisplays. These tiny, high-resolution, low power displays are currently being supplied to customers developing revolutionary microdisplay-based products including high-definition television sets, business projectors, computer monitors and wireless Internet appliances. At its Tempe, Arizona headquarters, Three-Five operates a design center, the highest volume LCD manufacturing line in North America, and the David R. Buchanan LCD laboratory, dedicated to the development of advanced display technologies. Support for the company's growing global customer base is also provided at production facilities in Manila, the Philippines and production and design center facilities in Beijing, China. The company's web site is located at www.threefive.com.

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